

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Via E-mail
Mr. James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer
Ciena Corporation
7035 Ridge Road
Hanover, MD 21076

     Re: Ciena Corporation
              Form 10-K for Fiscal Year Ended October 31, 2014
              Filed December 19, 2014
              File No. 001-36250

Dear Mr. Moylan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert S. Littlepage, for

           Larry Spirgel
           Assistant Director